UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

TruGolf Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

243733102

(CUSIP Number)

Greentree Financial Group, Inc.

1000 S. Pine Island Road, Suite 210

Plantation, FL 33324

(954) 424-2345

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 17, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 243733102

1		NAMES OF REPORTING PERSONS Greentree Financial Group, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). EIN: 65-0934329
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,159,847(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,159,847(1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,847 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%(2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All shares of Class A Common Stock, $0.0001 par value (the “Common Stock”), of TruGolf Holdings, Inc. (the “Issuer”) held by Greentree Financial Group, Inc. (“Reporting Person”) may be deemed to be beneficially owned by the Reporting Person. The above number is based on (a) 11,610,084 shares of the Issuer’s Common Stock outstanding as of September 23, 2024, according to information provided by the Issuer; (b) 576,800 shares of Common Stock issued directly to the Reporting Person; and (c) 583,047 shares of Common Stock currently issuable by the Issuer pursuant to the terms of the convertible promissory note and warrant, as described in Item 4(a) of this Schedule 13G.

SCHEDULE 13G

Item 1(a).	Name of Issuer:

TruGolf Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

60 North 1400 West, Centerville, Utah 84014

Item 2(a).	Name of Persons Filing:

Greentree Financial Group, Inc.; Robert C. Cottone is the Vice President of Greentree Financial Group, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1000 S. Pine Island Road, Suite 210, Plantation, FL 33324

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, Par Value $0.0001

Item 2(e).	CUSIP Number:

243733102

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: ¨ (a) Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o); ¨ (b) Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c); ¨ (c) Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c); ¨ (d) Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8); ¨ (e) An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E); ¨ (f) An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F); ¨ (g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G); ¨ (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813); ¨ (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3); ¨ (j) A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); ¨ (k) Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

(a)

Amount Beneficially Owned:  1,159,847(1)

As of September 27, 2024, the Reporting Person may be deemed the beneficial owner of 1,159,847 shares of Common Stock consisting of 576,800 shares of Common Stock held directly, and 583,047 shares of Common Stock issuable upon the conversion of a promissory note and the exercise of the related warrants.

(b)	Percent of Class: 9.99%(1)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,159,847(1)
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 1,159,847(1)
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of Greentree Financial Group, Inc. are entitled to receive, or have the power to direct the receipt of dividends from or the proceeds of sales of the securities of the Issuer held for the account of Greentree Financial Group, Inc., in accordance with their ownership interests in Greentree Financial Group, Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2024

Greentree Financial Group, Inc.
By:	/s/ Robert C. Cottone Name: Robert C. Cottone Title: Vice-President